SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number: 1-10315
                                                                        -------

                          NOTIFICATION OF LATE FILING

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   [x] Form 10-Q   |_| Form N-SAR

         For Period Ended: March 31, 2005
                           -----------------------------------------------

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Report on Form N-SAR
|_| Transition Report on Form 11-K

         For Transition Period Ended: Not applicable
                                      ------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: HEALTHSOUTH Corporation
                         -------------------------------------------------

Former name, if applicable: Not Applicable
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Address of principal executive office: One HEALTHSOUTH Parkway
                                       -----------------------------------

City, state and zip code: Birmingham, Alabama 35243
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                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |
        |(a)   The reason described in detail in Part III of this form could
        |      not be eliminated without unreasonable effort or expense;
        |
        |(b)   The subject annual report, semi-annual report, transition report
        |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 [_]    |      portion thereof, will be filed on or before the fifteenth
        |      calendar day following the prescribed due date; or the subject
        |      quarterly report or transition report on Form 10-Q, or portion
        |      thereof, will be filed on or before the fifth calendar day
        |      following the prescribed due date; and
        |
        |(c)   The accountant's statement or other exhibit required by Rule
        |      12b-25(c) has been attached, if applicable.
        |

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         As reported in its Current Reports on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 27, 2003 and March 20, 2003, HEALTHSOUTH Corporation (the "Company") disclosed that the SEC and the Department of Justice (the "DOJ") were investigating the financial reporting and related activity of the Company. As reported in its Current Report on Form 8-K filed with the SEC on March 26, 2003, the Company announced that in light of the SEC and DOJ investigations into its financial reporting and related activity calling into question the accuracy of the Company's previously filed financial statements, such financial statements should no longer be relied upon. In addition, the Company announced that it engaged a forensic review team from PricewaterhouseCoopers LLP to review the Company's prior financial statements and retained Grant Thornton LLP to assist in the reconstruction of the Company's financial accounts. As reported in its Current Report on Form 8-K filed with the SEC on June 1, 2004, the Company announced that its Special Audit Review Committee completed and delivered its forensic accounting report to the Special Committee of the Board of Directors and filed a copy of such report. The Company is still in the process of completing the reconstruction of its financial records.

         As a result of the foregoing, the Company is unable to complete the preparation of its financial statements for the period ended March 31, 2005 and, therefore, will not be able to file its Quarterly Report on Form 10-Q for the period ended March 31, 2005 on a timely basis.

         As previously disclosed, the Company has not filed financial statements for any periods ended after September 30, 2002. The Company does not expect to file its restatement of any previously filed financial statements or any initial financial statements for any periods ended on or before December 31, 2003 with the SEC until the Company has completed the reconstruction of its financial records and PricewaterhouseCoopers LLP completes its audit. The Company currently expects that such financial statements will not be filed with the SEC until mid-second quarter of 2005.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

    Gregory L. Doody                (205)                    967-7116
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         (Name)                  (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            |_|  Yes  |X| No

         As indicated in its Notifications of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its Quarterly Report on Form 10-Q for the period ended March 31, 2003, its Quarterly Report on Form 10-Q for the period ended June 30, 2003, its Quarterly Report on Form 10-Q for the period ended September 30, 2003, its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, its Quarterly Report on Form 10-Q for the period ended March 31, 2004, its Quarterly Report on Form 10-Q for the period ended June 30, 2004, its Quarterly Report on Form 10-Q for the period ended September 30, 2004 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Company was unable to timely file such reports for substantially the same reasons as set forth in Part III above, and remains unable to file such reports at this time.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            |_| Yes  |_|  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the reasons set forth in Part III above, the Company is unable to determine the extent of any such change in its results of operations pending completion of the Company's financial statements to be included in its Quarterly Report on Form 10-Q for the period ended March 31, 2005.


                            HEALTHSOUTH Corporation
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            HEALTHSOUTH CORPORATION

                                            By:  /s/ Gregory L. Doody
                                                 ------------------------------
                                                 Gregory L. Doody
                                                 Executive Vice President,
                                                 General Counsel and Secretary

   Date: May 11, 2005